FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
of the Securities Exchange Act of 1934

For February 1, 2005	Commission File Number: 1-15226

ENCANA CORPORATION

(Translation of registrant’s name into English)

1800, 855 — 2nd Street SW
Calgary, Alberta, Canada T2P 2S5
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENCANA CORPORATION (Registrant)
	By:	/s/ Linda H. Mackid
		Name:	Linda H. Mackid
February 1, 2005		Title:	Assistant Corporate Secretary Date:

Form 6-K Exhibit Index

Exhibit No.
1	News release dated February 1, 2005 referenced as:

“EnCana updates bitumen reserves”

EnCana updates bitumen reserves

CALGARY, Alberta (February 1, 2005) — In compliance with current U.S. Securities and Exchange Commission (SEC) requirements on the calculation of reserve estimates, EnCana Corporation (ECA: TSX, NYSE) anticipates that, as of December 31, 2004, it will remove its Foster Creek bitumen reserves from the proved category. An estimated 363 million barrels of bitumen, which includes 2004 reserve additions of 76 million barrels, are subject to the anticipated revision. SEC guidance requires that reserves are to be estimated based on the single day field price of the commodity at the effective date of the evaluation — December 31, 2004. This revision is expected to have no impact on EnCana’s financial results. EnCana follows Canadian Generally Accepted Accounting Principles which use estimated future prices in determining year-end reserves for financial statement purposes.

On December 31, 2004, market conditions resulted in an abnormally high refinery price differential between bitumen and West Texas Intermediate (WTI), the North American benchmark for light crude oil pricing. Also, prices for diluent, which is used to blend with bitumen to facilitate its transportation to market, were abnormally high. These two market conditions caused field prices for bitumen to be much lower on that day than the average for the year. Bitumen field prices typically average about 50 percent of WTI. However, on December 31, 2004, bitumen field prices were less than 15 percent of WTI. If reserves were estimated based on bitumen prices in January 2005, which are expected to average about 30 percent of WTI, the negative revisions of EnCana’s bitumen reserves would not occur.

“This revision to our proved bitumen reserves does not reflect the fundamental economics of the in-situ oilsands business,” said Gwyn Morgan, EnCana’s President & Chief Executive Officer. “During 2004, our Foster Creek bitumen production averaged about 28,800 barrels per day, which sold for an average price of US$20.56 per barrel. With operating costs, including gas costs, averaging less than $9 per barrel, Foster Creek generated more than $115 million of operating cash flow. EnCana is a technology and cost performance leader in oilsands thermal recovery and our high quality resource assets have large and profitable growth potential. EnCana plans to expand production to 60,000 barrels of bitumen per day by late 2006 from its steam-assisted gravity drainage (SAGD) project at Foster Creek, in northeast Alberta. On a full-cycle basis, we expect that our SAGD bitumen business will generate after-tax rates of return exceeding 15 percent and recycle ratios exceeding 4 times.”

On November 29, 2004, EnCana and U.S. refiner Premcor Refining Group Inc. initiated a study into a marketing initiative that contemplates a supply agreement for up to 200,000 barrels per day of EnCana blended heavy oil going directly to Premcor’s Ohio refinery to be refined into clean transportation fuels. This marketing initiative, which would be supplied by about 140,000 barrels of EnCana bitumen, is expected to establish a value chain that will mitigate the impact of widely-fluctuating price differences between Canadian heavy oil and the North American light oil benchmarks.

In late 2003, EnCana adopted U.S. reporting standards, including compliance with SEC requirements regarding reserve reporting, in order to facilitate comparison with its U.S. peer companies. If EnCana were applying the approach set out in the Canadian Securities Administrators’ (CSA) recent staff notice 51-315, namely the use of the average price differential for the preceding 12 months, it is expected that no negative revisions to the company’s proved bitumen reserves would occur.

“EnCana believes that the CSA guidance is sensible and appropriate. It reflects the reality of the oil business that production and sales occur for 365 days a year, not just on the last day of the year,” Morgan said.

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EnCana expects to provide further disclosure with respect to its 2004 reserves on or about February 16th, 2005.

EnCana Corporation
With an enterprise value of approximately US$34 billion, EnCana is one of North America’s leading independent oil and gas companies. EnCana pursues predictable, reliable, profitable growth from its portfolio of long-life resource plays situated in Canada and the United States. EnCana defines resource plays as large contiguous accumulations of hydrocarbons, located in thick or areally extensive deposits, that typically have low geological and commercial development risk and low average decline rates. The application of technology to unlock the huge resource potential of these plays typically results in continuous increases in production and reserves and decreases in costs over multiple decades of resource play life. EnCana’s disciplined pursuit of these unconventional assets has enabled it to become North America’s largest natural gas producer and a leading developer of oilsands through in-situ recovery. EnCana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.

ADVISORY REGARDING RESERVES DATA AND OTHER OIL AND GAS INFORMATION — EnCana’s disclosure of reserves data and other oil and gas information is made in reliance on an exemption granted to EnCana by Canadian securities regulatory authorities which permits it to provide such disclosure in accordance with U.S. disclosure requirements. The information provided by EnCana may differ from the corresponding information prepared in accordance with Canadian disclosure standards under National Instrument 51-101 (NI 51-101). EnCana’s reserves quantities represent net proved reserves calculated using the standards contained in Regulation S-X of the U.S. Securities and Exchange Commission. Further information about the differences between the U.S. requirements and the NI 51-101 requirements is set forth under the heading “Note Regarding Reserves Data and Other Oil and Gas Information” in EnCana’s Annual Information Form.

ADVISORY REGARDING FORWARD-LOOKING STATEMENTS — In the interests of providing EnCana shareholders and potential investors with information regarding EnCana, including management’s assessment of EnCana’s and its subsidiaries’ future plans and operations, certain statements contained in this news release are forward-looking statements within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements in this news release include, but are not limited to: anticipated revisions to EnCana’s reserves; the financial impact of such revisions; the estimated effects of January 2005 prices on EnCana’s bitumen reserves; planned expanded production in 2006 from the Foster Creek SAGD project; anticipated after-tax rates of return and recycle ratios for the SAGD bitumen business; the anticipated mitigating effects of the Premcor supply agreement; the expected effects of applying the CSA’s standards to EnCana’s bitumen reserves; anticipated timing of additional disclosure regarding 2004 reserves; and anticipated growth from resource plays and the expected characteristics of those resource plays.

Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: volatility of oil and gas prices; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in the company’s marketing operations, including credit risks; imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids from resource plays and other sources not currently classified as proved or probable reserves; the company’s ability to replace and expand oil and gas reserves; its ability to generate sufficient cash flow from operations to meet its current and future obligations; its ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the company’s ability to secure adequate product transportation; changes in environmental and other regulations or the interpretations of such regulations; political and economic conditions in the countries in which the company operates, including Ecuador;

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the risk of war, hostilities, civil insurrection and instability affecting countries in which the company operates and terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the company; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by EnCana. Although EnCana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive. Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and EnCana does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

Further information on EnCana Corporation is available on the company’s Web site, www.encana.com, or by contacting:

FOR FURTHER INFORMATION:

Investor contact:	Media contact:
EnCana Corporate Development Sheila McIntosh Vice-President, Investor Relations (403) 645-2194	Alan Boras Manager, Media Relations (403) 645-4747
Tracy Weeks Manager, Investor Relations (403) 645-2007
Paul Gagne Manager, Investor Relations (403) 645-4737

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